Mail Stop 3561

February 19, 2009

Via Fax & U.S. Mail

Mr. Andre M. Hilliou, Chief Executive Officer
Full House Resorts, Inc.
4670 S. Fort Apache, Suite 190
Las Vegas, Nevada 89147

> **Re:** **Full House Resorts, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 27, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 001-32583**

Dear Mr. Hilliou:

We have reviewed your response letter dated January 30, 2009 and have the following comment.  Unless otherwise indicated, we think you should revise your document in future filings in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15
Results of continuing operations
Three Months Ended September 30, 2008 Compared to Three Months Ended September
30, 2007
Income Taxes, page 22

1.    We note your response to our prior comment 11 but do not believe you have been
      fully responsive to our comment. As previously requested, please tell us in further
      detail the specific nature and timing of the changes in facts or circumstances that
      resulted in the $380,516 adjustment to reduce income tax expense during the third
      quarter of 2007.  We note from your response that the changes were made as a
      result of switching tax preparers during 2007.  Please indicate if your tax amounts
      (including provisions, deferred taxes and taxes receivable and/or payable) were in
      error in your prior financial statements and tell us the amounts that required
      adjustment. Furthermore, to the extent these adjustments represented the
      correction of an error, please provide us with your assessment of materiality of the
      materiality of these adjustments.  We may have further comment upon receipt of
      your response.


                                    ********


You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

                                                Sincerely,


                                                Linda Cvrkel
                                                Branch Chief